Exhibit 99.1

ATA Reports 2018 Second Quarter Financial Results, Announces Completion of Final Closing of ATA Online Transaction

Company to Hold Conference Call on Thursday, August 16, 2018, at 9 p.m. ET

Beijing, China, August 16, 2018 (NY) / August 17, 2018 (China) — ATA Inc. (“ATA” or the “Company”, Nasdaq: ATAI), a company focused on providing students with quality educational experiences and services in China and abroad, today announced preliminary unaudited financial results for the three months ended June 30, 2018, and the completion of the final closing on the sale of ATA Online (Beijing) Education Technology Co., Ltd. (“ATA Online”), the Company’s subsidiary that operates the testing services and delivery business, and its direct shareholding companies, as well as other corporate developments.

Recent Operating Highlights

•                  Announces completion of the third and final closing of the ATA Online transaction (the “Transaction”)

•                  ATA’s Board of Directors declared a special cash dividend of US$3.00 per common share, or US$6.00 per ADS, in connection with the Transaction.

•                  Announces entry into definitive agreement for the acquisition of Beijing Biztour International Travel Service Co., Ltd. (“Beijing Biztour”), a provider of international educational study tour and travel services for students in China who are interested in overseas study tours primarily in the U.S., United Kingdom, and Australia (details provided in separate August 16, 2018, press release)

Management Commentary

Mr. Jack Huang, ATA’s President, stated, “Having completed the final closing of the ATA Online transaction ahead of schedule, we were pleased to announce last week our Board’s declaration of a special cash dividend to shareholders in connection with the Transaction. In the meanwhile, we have already begun making progress on our long-term goal of transforming ATA into a leading international education service provider by leveraging our expertise in competency-focused assessment/education service capabilities and reputation within the industry. Today ATA announced the entry into a definitive agreement for the acquisition of Beijing Biztour, one of China’s leading providers of B2B educational tour services. Completing this acquisition will be our first step forward on executing on our growth strategy, and we believe ATA’s expertise in learning technologies and testing delivery services will enable us to accelerate the growth of well-established education enterprises like Beijing Biztour, enabling us to expand our presence throughout China and beyond. We look forward to working closely with the Beijing Biztour team on growing the business and look forward to providing shareholders with regular updates as we continue exploring M&A opportunities within the education sector in the months ahead.”

GAAP Results

Impact of ATA Online Transaction on the Company’s Financial Statements

Because the Transaction represents a strategic shift and has a major effect on ATA’s results of operations, the disposed business lines have been reclassified as discontinued operations. For the periods presented in this press release, the assets and liabilities of the discontinued operations are presented separately on the consolidated balance sheets, and the results of the discontinued operations, less applicable income taxes, are reported as a separate component of income, discontinued operations, on the consolidated statements of comprehensive income (loss).

2018 Second Quarter

ATA’s total net revenues for the three months ended June 30, 2018, were RMB77,076 (US$11,648), compared to RMB1.2 million in the prior-year period. This decrease was primarily due to the reclassification of approximately RMB1.5 million in rental income from net revenues to other operating income, net, as a result of the adoption of new revenue guidance ASC 606, effective January 1, 2018. Related costs of approximately RMB0.6 million were also reclassified from cost of revenues to other operating income, net.

Net loss from continuing operations, net of income taxes, for the three months ended June 30, 2018, was RMB20.2 million (US$3.1 million), compared to net loss of RMB17.4 million in the prior-year period, primarily due to approximately RMB3.4 million in increased general and administrative expenses, which was caused by an additional RMB8.0 million contribution to the Research Institute of Future Education and Assessment at Tsinghua University (“THU”) (a similar RMB9.0 million contribution made during the quarter ended June 30, 2017, was recorded under discontinued operations), partially offset by a decrease in professional fee expenses related to the Company’s change in fiscal year-end from March 31 to December 31.

Net loss from discontinued operations, net of income taxes, for the three months ended June 30, 2018, was RMB79.5 million (US$12.0 million), compared to net income of RMB8.6 million in the prior-year period, primarily due to RMB110.8 million in income taxes accrued for the Transaction, which was offset by approximately RMB28.6 million in net income generated from ATA Online operations during the 2018 second quarter.

Balance Sheet Highlights

As of June 30, 2018, ATA’s cash and cash equivalents were RMB287.2 million (US$43.4 million), working capital was RMB154.2 million (US$23.3 million), and total shareholders’ equity was RMB229.4 million (US$34.7 million); compared to RMB53.5 million, RMB225.1 million, and RMB365.1 million, respectively, as of December 31, 2017.

Conference Call and Webcast Information (With Accompanying Presentation)

ATA will host a conference call at 9 p.m. Eastern Time on Thursday, August 16, 2018, during which management will discuss the results of the quarter ended June 30, 2018. To participate in the conference call, please use the following dial-in numbers about 10 minutes prior to the scheduled conference call time:

U.S. & Canada (Toll-Free):	+1 (888) 339-2688
International (Toll):	+1 (617) 847-3007

	Toll-Free	Local Access

China:	(800) 990 1344	(400) 881 1630
Hong Kong:		3002 1672

Participant Passcode:	95489316

A live webcast of the conference call can be accessed at the investor relations section of ATA’s website at www.atai.net.cn or by clicking the following link: https://www.webcaster4.com/Webcast/Page/274/26863.

An accompanying slide presentation in PDF format will also be made available 30 minutes prior to the conference call on the same investor relations section of ATA’s website. To listen to the webcast, please visit ATA’s website a few minutes prior to the start of the call to register, download, and install any necessary audio software.

A replay will be available shortly after the call on the investor relations section of ATA’s website and will remain available for 90 days.

About ATA Online

ATA Online is a leading provider of advanced testing technologies in China, offering comprehensive services for the creation and delivery of assessments based on its proprietary testing technologies and test delivery platform. ATA Online’s testing technologies are used for professional licensure and certification tests in various industries, including information technology services, banking, teaching, asset management, insurance, and accounting. As of June 30, 2018, ATA Online’s test center network comprised 3,436 authorized test centers located throughout China. The company believes that it has the largest test center network of any commercial testing service provider in China.

ATA Online has delivered approximately 104.9 million billable tests since it started operations in 1999.

About ATA Inc.

ATA is focused on providing quality educational experiences and services for students throughout China and abroad. ATA aims to offer both online and on-campus education programs through a network of global education partners. For more information, please visit ATA’s website at www.atai.net.cn.

Cautionary Note Regarding Forward-looking Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “future,” “intend,” “look forward to,” “outlook,” “plan,” “should,” “will,” and similar terms and include, among other things, statements regarding the Transaction, ATA’s future growth and results of operations, ATA’s plans for mergers and acquisitions generally, the anticipated benefits to ATA’s expansion efforts into the international education studies market, the anticipated acquisition of Beijing Biztour, and the ability of ATA and Beijing Biztour to cooperate effectively and to introduce offerings and build partnerships.

The factors that could cause the Company’s actual financial and operating results to differ from what the Company currently anticipates may include its ability to leverage its existing competency-focused assessment and education service capabilities, its ability to identify and execute on M&A opportunities within the education sector, the economy of China, uncertainties with respect to China’s legal and regulatory environments, and other factors stated in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”).

The financial information contained in this release should be read in conjunction with the consolidated financial statements and related notes included in the Company’s annual report on Form 20-F for its nine-month transition period ended December 31, 2017, and other filings that ATA has made with the SEC. The filings are available on the SEC’s website at www.sec.gov and at ATA’s website at www.atai.net.cn. For additional information on the risk factors that could adversely affect the Company’s business, financial conditions, results of operations, and prospects, please see the “Risk Factors” section of the Company’s Form 20-F for the nine-month transition period ended December 31, 2017.

The preliminary results for the quarter ended June 30, 2018, remain subject to the finalization of the Company’s year-end closing and reporting processes.

The forward-looking statements in this release involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates, and projections about ATA and the markets in which it operates. The Company undertakes no obligation to update forward-looking statements, which speak only as of the date of this release, to reflect subsequent events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that its expectations and assumptions expressed in these forward-looking statements are reasonable, the Company cannot assure you that its expectations and assumptions will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

Currency Convenience Translation

The Company’s financial information is stated in Renminbi (“RMB”), the currency of the People’s Republic of China. The translation of RMB amounts for the quarter ended June 30, 2018, into U.S. dollars are included solely for the convenience of readers and have been made at the rate of RMB6.6171 to US$1.00, the noon buying rate as of June 30, 2018, in New York for cable transfers in RMB per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under U.S. GAAP.

About Non-GAAP Financial Measures

To supplement ATA’s consolidated financial information presented in accordance with U.S. generally accepted accounting principles (“GAAP”), ATA uses the following non-GAAP financial measures: net income (loss) excluding share-based compensation expense and foreign currency exchange gain or loss, and basic and diluted earnings (losses) per common share and ADS excluding share-based compensation expense and foreign currency exchange gain or loss.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. ATA believes these non-GAAP financial measures provide meaningful supplemental information about its performance by excluding share-based compensation expense and foreign currency exchange gain or loss, which may not be indicative of its operating performance.

ATA believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to ATA’s historical performance. ATA computes its non-GAAP financial measures using a consistent method from period to period. ATA believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP net income (loss) excluding share-based compensation expense and foreign currency exchange gain or loss and basic and diluted earnings (losses) per common share and per ADS excluding share-based compensation expense and foreign currency exchange gain or loss is that share-based compensation charges and foreign currency exchange gain or loss have been, and are expected to continue to be for the foreseeable future, a significant recurring expense in ATA’s business.

Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The table captioned “Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” shown at the end of this news release has more details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures used by ATA.

For more information on our company, please contact the following individuals:

At the Company	Investor Relations
ATA Inc.	The Equity Group Inc.
Amy Tung, CFO	Carolyne Y. Sohn, Senior Associate
+86 10 6518 1122 x 5518	415-568-2255
amytung@atai.net.cn	csohn@equityny.com

Katherine Yao, Senior Associate
+86 10 6587 6435
kyao@equityny.com

Adam Prior, Senior Vice President
212-836-9606
aprior@equityny.com

ATA INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31,	June 30,	June 30,
	2017	2018	2018
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	53,478,494	287,201,925	43,402,990
Accounts receivable, net	52,907	13,577	2,052
Prepaid expenses and other current assets	3,270,988	9,607,962	1,451,990
Convertible bond	—	13,476,836	2,036,668
Assets classified as held for sale	310,014,014	848,572,444	128,239,326
Total current assets	366,816,403	1,158,872,744	175,133,026

Long-term investments	70,021,699	72,771,699	10,997,521
Property and equipment, net	42,302,632	41,181,396	6,223,481
Intangible assets, net	6,088,483	5,363,561	810,561
Deferred income tax assets	—	14,089,362	2,129,235
Other assets	4,004,039	3,678,891	555,967
Assets classified as held for sale	79,208,251	—	—
Total assets	568,441,507	1,295,957,653	195,849,791

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loan	—	15,000,000	2,266,854
Purchase deposit	—	132,332,000	19,998,489
Proceeds received for sale of discontinued operations	—	132,332,000	19,998,489
Accrued expenses and other payables	28,018,521	26,741,540	4,041,277
Deferred revenues	2,443,302	2,554,740	386,082
Liabilities classified as held for sale	111,304,107	695,737,422	105,142,347
Total current liabilities	141,765,930	1,004,697,702	151,833,538

Deferred revenues	799,145	753,669	113,897
Deferred income tax liabilities	22,797,747	23,381,321	3,533,469
Liabilities classified as held for sale	1,701,675	—	—
Total liabilities	167,064,497	1,028,832,692	155,480,904

Mezzanine equity-redeemable non-controlling interests	36,304,276	37,716,580	5,699,865

Shareholders’ equity:
Common shares	3,534,871	3,534,871	534,202
Treasury shares	(27,737,073)	(27,737,073)	(4,191,726)
Additional paid-in capital	389,897,690	393,742,169	59,503,736
Accumulated other comprehensive loss	(26,850,955)	(27,092,466)	(4,094,311)
Retained earnings (Accumulated deficit)	25,884,905	(113,687,695)	(17,180,894)
Total shareholders’ equity attributable to ATA Inc.	364,729,438	228,759,806	34,571,007
Non-redeemable non-controlling interests	343,296	648,575	98,015
Total shareholders’ equity	365,072,734	229,408,381	34,669,022
Commitments and contingencies
Total liabilities, mezzanine equity and shareholders’ equity	568,441,507	1,295,957,653	195,849,791

ATA INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Three-month Period Ended
	June 30,	June 30,	June 30,
	2017	2018	2018
	RMB	RMB	USD
Net revenues	1,175,620	77,076	11,648
Cost of revenues	1,201,482	2,009,770	303,724
Gross loss	(25,862)	(1,932,694)	(292,076)

Operating expenses:
Research and development	4,772,710	4,618,882	698,022
Sales and marketing	1,338,087	1,342,373	202,864
General and administrative	10,829,405	14,222,402	2,149,341
Total operating expenses	16,940,202	20,183,657	3,050,227
Other operating income, net	—	912,790	137,944
Loss from continuing operations	(16,966,064)	(21,203,561)	(3,204,359)

Other income (expense):
Share of net loss of equity method investments	(470,020)	—	—
Change in fair value of long-term investment	—	2,750,000	415,590
Interest income, net of interest expenses	454,201	303,644	45,888
Foreign currency exchange gain (loss), net	(645,297)	451,939	68,299
Loss from continuing operations before income taxes	(17,627,180)	(17,697,978)	(2,674,582)
Income tax expense (benefit)	(229,085)	2,545,294	384,654
Net loss from continuing operations, net of income taxes	(17,398,095)	(20,243,272)	(3,059,236)
Net income (loss) from discontinued operations, net of income taxes	8,636,978	(79,532,319)	(12,019,211)
Net loss	(8,761,117)	(99,775,591)	(15,078,447)
Net loss attributable to redeemable non-controlling interests from continuing operations	(119,854)	(1,013,778)	(153,206)
Net loss attributable to non-redeemable non-controlling interests from discontinued operations	(181,700)	(184,915)	(27,945)
Net loss attributable to ATA Inc.	(8,459,563)	(98,576,898)	(14,897,296)
Net loss from continuing operations attributable to ATA Inc.	(17,278,241)	(19,229,494)	(2,906,030)
Net income (loss) from discontinued operations attributable to ATA Inc.	8,818,678	(79,347,404)	(11,991,266)

Other comprehensive income (loss):
Foreign currency translation adjustment, net of nil income taxes	(1,121,086)	(24,927)	(3,767)
Comprehensive loss attributable to ATA Inc.	(9,580,649)	(98,601,825)	(14,901,063)

Basic and diluted losses per common share attributable to ATA Inc.	(0.33)	(2.19)	(0.33)
Basic and diluted losses per ADS attributable to ATA Inc.	(0.66)	(4.38)	(0.66)
Basic and diluted losses from continuing operations per common share attributable to ATA Inc.	(0.52)	(0.46)	(0.07)
Basic and diluted earnings (losses) from discontinued operations per common share attributable to ATA Inc.	0.19	(1.73)	(0.26)
Basic and diluted losses from continuing operations per ADS attributable to ATA Inc.	(1.04)	(0.92)	(0.14)
Basic and diluted earnings (losses) from discontinued operations per ADS attributable to ATA Inc.	0.38	(3.46)	(0.52)

ATA INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Six-month Period Ended
	June 30,	June 30,	June 30,
	2017	2018	2018
	RMB	RMB	USD
Net revenues	3,483,415	295,575	44,668
Cost of revenues	2,400,347	2,668,343	403,249
Gross profit (loss)	1,083,068	(2,372,768)	(358,581)

Operating expenses:
Research and development	9,069,924	8,853,799	1,338,018
Sales and marketing	2,431,222	2,301,929	347,876
General and administrative	19,455,175	24,890,806	3,761,588
Total operating expenses	30,956,321	36,046,534	5,447,482
Other operating income, net	—	1,852,931	280,021
Loss from continuing operations	(29,873,253)	(36,566,371)	(5,526,042)

Other income (expense):
Share of net loss of equity method investments	(1,033,661)	—	—
Change in fair value of long-term investment	—	2,750,000	415,590
Interest income, net of interest expenses	816,061	452,681	68,411
Foreign currency exchange gain (loss), net	(645,575)	418,440	63,236
Loss from continuing operations before income taxes	(30,736,428)	(32,945,250)	(4,978,805)

Income tax expense (benefit)	21,800,497	(1,617,620)	(244,461)
Net loss from continuing operations, net of income taxes	(52,536,925)	(31,327,630)	(4,734,344)
Net loss from discontinued operations, net of income taxes	(10,137,497)	(107,017,387)	(16,172,854)
Net loss	(62,674,422)	(138,345,017)	(20,907,198)
Net loss attributable to redeemable non-controlling interests from continuing operations	(119,854)	(1,476,736)	(223,170)
Net loss attributable to non-redeemable non-controlling interests from discontinued operations	(401,104)	(184,721)	(27,916)
Net loss attributable to ATA Inc.	(62,153,464)	(136,683,560)	(20,656,112)
Net loss from continuing operations attributable to ATA Inc.	(52,417,071)	(29,850,894)	(4,511,174)
Net loss from discontinued operations attributable to ATA Inc.	(9,736,393)	(106,832,666)	(16,144,938)

Other comprehensive income (loss):
Foreign currency translation adjustment, net of nil income taxes	(1,191,644)	(241,511)	(36,498)
Comprehensive loss attributable to ATA Inc.	(63,345,108)	(136,925,071)	(20,692,610)

Basic and diluted losses per common share attributable to ATA Inc.	(1.50)	(3.05)	(0.46)
Basic and diluted losses per ADS attributable to ATA Inc.	(3.00)	(6.10)	(0.92)
Basic and diluted losses from continuing operations per common share attributable to ATA Inc.	(1.29)	(0.72)	(0.11)
Basic and diluted losses from discontinued operations per common share attributable to ATA Inc.	(0.21)	(2.33)	(0.35)
Basic and diluted losses from continuing operations per ADS attributable to ATA Inc.	(2.58)	(1.44)	(0.22)
Basic and diluted losses from discontinued operations per ADS attributable to ATA Inc.	(0.42)	(4.66)	(0.70)

RECONCILIATIONS OF NON-GAAP MEASURES

TO THE MOST COMPARABLE GAAP MEASURES

	Three-month Period Ended		Six-month Period Ended
	June 30,	June 30,	June 30,	June 30,
	2017	2018	2017	2018
	RMB	RMB	RMB	RMB

GAAP net loss attributable to ATA Inc.	(8,459,563)	(98,576,898)	(62,153,464)	(136,683,560)
Share-based compensation expenses	5,212,108	2,359,000	9,090,169	5,303,854
Foreign currency exchange loss (gain), net	641,107	(4,791,001)	638,158	(4,757,502)
Non-GAAP net loss attributable to ATA Inc.	(2,606,348)	(101,008,899)	(52,425,137)	(136,137,208)

GAAP losses per common share attributable to ATA Inc.
Basic and diluted	(0.33)	(2.19)	(1.50)	(3.05)

Non-GAAP losses per common share attributable to ATA Inc.
Basic and diluted	(0.20)	(2.24)	(1.29)	(3.04)